FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of July, 2004

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                           Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")

           Waterford Wedgwood announces Extraordinary General Meeting on Sale of All-Clad USA, Inc.


Waterford Wedgwood announces that a circular containing details of the Sale of All-Clad USA, Inc. ("All-Clad") is expected to be published and posted to Stockholders later today ("Circular"). The Circular includes notice of an Extraordinary General Meeting of the Company convened to be held at 10.00 a.m. on Monday, 26 July, 2004 at The Shelbourne Hotel, St. Stephen's Green, Dublin 2, Ireland.


A resolution will be put to Stockholders at the Extraordinary General Meeting to approve the sale of All-Clad on the terms previously announced. Subject to such approval being received, it is expected that the Sale will be completed as soon as practicable following the Extraordinary General Meeting. All of the net proceeds of the Sale will then be applied to reduce senior debt, specifically approximately EUR147.0 million (US$178.8 million) of the Group's Revolving Credit Facility and approximately EUR32.4 million (US$40.2 million) of the Private Placement Notes. A further EUR3.2 million (US$4.0 million) representing a make-whole premium on the Private Placement Notes will be satisfied by way of the issue of additional notes in accordance with the terms thereof. Based on amounts outstanding as at 31 March, 2004, the debt reduction effected by the Sale is 63.8% of senior debt. In order to reinforce the financial platform of the Group and allow it to continue the operational restructuring being pursued by the Board, existing credit facilities have also been supplemented by the procurement of banking facilities of up to EUR40 million by way of subordinated loans. These loans, which are not secured on Group assets, bear interest at an average rate of LIBOR plus 1.5%.


In the Circular, the Group also comments that trading is broadly in line with the same period in the previous fiscal year and at constant exchange rates, volumes in the first quarter are expected to be 1% ahead of the same period last year.


The Company is also taking the opportunity to propose a number of resolutions relating to the share capital of the Company. The authorised share capital of the Company and general allotment authorities of the Directors, which have not been renewed for a number of years and which are now almost entirely utilised, are proposed to be increased and renewed respectively. Authority to disapply pre-emption rights is also being sought, a standard resolution renewed by the Company on an annual basis.


Document Availability

A copy of the Circular and of the Form of Proxy for use in connection with the Extraordinary General Meeting has been submitted to the Irish Stock Exchange and the UK Listing Authority and will shortly be available for inspection at the following locations:


Company Announcements Office,                    Financial Services Authority,

Irish Stock Exchange,                            25 The North Colonnade,

28 Anglesea Street,                              Canary Wharf,

Dublin 2,                                        London E14 5HS,

Ireland.                                         United Kingdom.

Tel: + 353 1 6174200                             Tel: + 44 207 066 1000.


2 July, 2004

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 02 July 2004